PC
5-1-02

02033620

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May

BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: 9 May 2002

By: [signature]
John Griffin
Authorised Signatory

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT

Telephone 0118 935 3222
Fax 0118 929 2674

BG GROUP PLC
2002 FIRST QUARTER RESULTS

"BG made a successful start to the year and delivered robust operating results, despite significantly weaker prices."

Richard V Giordano, Chairman

HIGHLIGHTS

Results excluding exceptional items*	First Quarter 2002 £m	2001 £m	
Turnover	669	692	-3%
Total operating profit	220	232	-5%
Earnings	133	136	-2%
Earnings per share	3.8p	3.9p	-2%

- **BG continued to make good progress in the quarter.**
- **Reported earnings down 2%. Earnings up 10% at constant upstream prices.**
- **E&P volumes increased by 19%.**
- **Comgas volumes were up 49%.**
- **Jade field in the North Sea came on stream.**
- **Commenced marketing of Egyptian LNG Train 2.**
- **Significant gas discovery in the Sicily Channel in Italy.**

* *For details of exceptional items see page 10 and note 2 to the Accounts.*

OUTLOOK

"Our excellent underlying performance in the first quarter builds on our solid achievements of 2001 and indicates that we are on track to deliver our objectives for the year. Later this year, we look forward to bringing into production the North Coast Marine Area (Trinidad) and Juno (United Kingdom) fields and expect to commence operations in Atlantic LNG Train 2 (Trinidad) and the San Lorenzo power plant (Philippines).

The proposed changes to the UK oil and gas tax regime announced in April's Budget statement, are expected to increase the effective tax rate for the year to approximately 40%. In addition, a one off charge of approximately £50 million will be incurred as part of the normal tax charge, to restate deferred tax liabilities to the new effective rate. A further consequence of the change in taxation is that our 2003 post-tax ROACE target will reduce by 1%.

We remain focused on delivering our programme for 2003 and beyond."

Richard V Giordano
9 May 2002

BUSINESS REVIEW

The results discussed in this Business Review (pages 3 to 8) relate to BG's Business Performance and exclude exceptional items. For the impact and description of exceptional items see the consolidated profit and loss account on page 10 and note 2 to the Accounts.

GROUP RESULTS

	First Quarter		
	2002 £m	2001 £m	
Turnover	**669**	692	-3%
Total operating profit:			
Exploration and Production	**175**	171	+2%
Liquefied Natural Gas	**4**	20	-80%
Transmission and Distribution	**4**	8	-50%
Power Generation	**36**	36	-
Storage	**n/a***	5	-
Other activities	**1**	(8)	-
	220	232	-5%
Net interest	**(20)**	(21)	-5%
Tax	**(69)**	(75)	-8%
Earnings	**133**	136	-2%
Earnings per share	**3.8p**	3.9p	-2%
Capital expenditure	**507**	219	+132%

** Disposed of in November 2001.*

Strong volume growth in Exploration and Production and at Comgas was offset by lower upstream prices and lower profits in the LNG segment. At constant upstream prices, BG's operating profit increased by 5%.

The net interest charge was in line with 2001 (note 5). The effective tax rate for the quarter was 34.5%.

Reported earnings per share were 2% lower at 3.8 pence. At constant upstream prices earnings increased by 10%.

Capital expenditure of £507 million in the period was invested principally in India (£254 million), Kazakhstan (£77 million), the UK (£70 million), the Mediterranean Basin (£49 million), Trinidad (£26 million) and the Southern Cone (£12 million).

Cash flow from normal operating activities (page 12) increased from £197 million to £228 million, reflecting a lower working capital outflow. Net borrowings rose from £538 million to £777 million giving a gearing ratio of 18%. Included in net borrowings is £457 million of non-recourse borrowings attributable to MetroGAS (£323 million) and Comgas (£134 million).

EXPLORATION AND PRODUCTION

	First Quarter 2002	2001	
Production volumes (mmboe)	**32.3**	27.2	*+19%*
Turnover (£m)	**406**	394	*+3%*
Total operating profit (£m)	**175**	171	*+2%*
Average realised oil price per barrel	**£14.85** **($21.24)**	£19.02 ($27.89)	*-22%* *-24%*
Average realised gas price per produced therm	**15.68p**	15.50p	*+1%*
Lifting costs per boe	**£0.98** **($1.41)**	£0.91 ($1.34)	*+8%* *+5%*
Operating expenditure per boe	**£2.00** **($2.86)**	£1.79 ($2.62)	*+12%* *+9%*

Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance. Additional Operating and Financial Data is given in note 4.

Production increased by 19% (5.1 mmboe) reflecting new production from the oil-producing Blake field, the Elgin/Franklin gas/condensate fields and the newly acquired Panna/Mukta and Tapti oil and gas fields in India (0.9 mmboe). The increase in production also reflected a full quarter's production from the Rosetta gas field.

Turnover increased by £66 million (17%) excluding the effect of lower prices and purchased gas sales. The average realised gas price per produced therm rose by 0.18 pence per therm to 15.68 pence per therm driven mainly by higher average UK contracted gas prices, offset by lower prices realised on international fields. Oil price realisations were 22% lower due to the decline in crude prices. At constant prices, operating profit increased by 16%.

Unit lifting costs rose by 8% to £0.98 per boe mainly as a result of the timing of a number of significant maintenance programmes across the business together with the effect of new production from India. Unit operating expenditure rose by 21 pence to £2.00 per boe, reflecting the increase in lifting costs, mentioned above, and higher unit tariff costs, principally due to transportation and processing fees on Blake which commenced production in the third quarter of 2001.

The exploration charge of £21 million was £9 million higher reflecting increased exploration activity and well write-offs.

Capital expenditure of £458 million was primarily related to the acquisition of interests in the Tapti gas field and the Panna/Mukta oil and gas field in India, and continuing investment in projects including the development of Karachaganak, West Delta Deep and the Easington Catchment Area fields.

First quarter business highlights

In Egypt, the Sienna-2 appraisal well in the north central area of the West Delta Deep Marine block confirmed the northern extension of the Sienna gas reservoir, and maintained the concession's 100% drilling success rate. Along with the Sapphire-4 and Sienna-1 wells completed in February and April, respectively, this success confirms that there are sufficient reserves to underpin the marketing of the first two trains of the planned Egyptian LNG project.

The Rosetta-10 appraisal well was drilled in the Rosetta block in April to appraise the southern portion of the Sequoia structure originally discovered in the West Delta Deep Marine block and which was shown by the Rosetta-8 well to extend into the Rosetta block. This successful well was not tested and will be retained as a future producer. Gas from south Sequoia is intended for supply into the domestic market under amendments to the Rosetta Gas Sales Agreement, agreed as part of the LNG Export Project Agreement, which has been passed by The Egyptian People's Assembly.

On 17 April, BG announced a significant gas discovery in the Sicily Channel, offshore Italy. The Panda exploration discovery is located 20 kilometres off southern Sicily and gas flowed at an aggregate of 19 mmcfd. Initial estimates of reserves are in the range of 300-400 bcf. This is the first well drilled since BG refocused its Italian exploration portfolio on the Sicily Channel and the Po Valley.

In Kazakhstan, drilling continues on KE-3, the second Kashagan appraisal well with results expected by the end of the second quarter. An additional drilling rig has been brought into the field and spudded the KE-5 appraisal well on 15 April. The Phase 2 project on the Karachaganak field was 70% complete by the end of March, on target for first exports of liquids through the Caspian Pipeline Consortium by the third quarter of 2003.

A total of 12 exploration and appraisal wells have been drilled and evaluated to date. Successful wells in the United Kingdom, Egypt, Italy and Thailand have given a success rate of 67% so far this year. Over the full year it is planned to drill around 30 wells, a significant increase on 2001.

The Jade field came on stream on 28 February with a second development well coming into production in April. Production is expected to reach a plateau of 200 mmscfd of gas and 16,000 bopd of liquids in the fourth quarter of 2002.

BG has successfully taken up operatorship of the Indian assets it acquired on 14 February and discussions continue with its partners in the Tapti and Panna/Mukta fields to finalise the operatorship position.

LIQUEFIED NATURAL GAS

	First Quarter		
	2002	2001	
	£m	£m	
Turnover	**39**	26	*+50%*
Total operating profit	**4**	20	*-80%*
Capital expenditure	**17**	24	*-29%*

The £13 million increase in turnover reflects increased income from BG's LNG shipping and marketing activities.

Total operating profit was £16 million lower. Operating profits from Atlantic LNG (ALNG) were down £8 million as a result of lower prices (£10 million), partially offset by improved volumes and costs. LNG shipping and marketing, including Lake Charles from 1 January 2002, reported profits down £8 million, reflecting the impact of significantly lower US gas prices.

Capital expenditure for the quarter relates mainly to the two-train expansion of ALNG.

First quarter business highlights

In March, The Egyptian People's Assembly approved the amendment of the West Delta Deep Marine concession agreement that was necessary to enable the Egyptian LNG (ELNG) project to proceed. The first train from ELNG is on course to be sanctioned in the summer of 2002, with first delivery of LNG planned for 2005. The FEED study for ELNG is now complete.

In Trinidad, the preliminary FEED studies are underway to evaluate the possibility of further expansions of ALNG, which could be pursued once agreement to implement Train 4 has been finalised with the Government.

The availability of BG's capacity at the Lake Charles regasification plant has enabled BG to commence trading LNG cargoes using BG's shipping assets. The low US gas prices in the first quarter meant that cargoes were initially delivered into other markets to maximise value. Following the improvement in US gas prices there has been a significant increase in the number of cargoes available to BG to trade.

In Indonesia, the Tangguh Project partners appointed a Project Financial Adviser. Separately, the invitation to tender for the construction of the proposed LNG plant was released to bidders.

TRANSMISSION AND DISTRIBUTION

	First Quarter		
	2002	2001	
	£m	£m	
Turnover	**147**	160	*-8%*
Total operating profit	**4**	8	*-50%*
Capital expenditure	**14**	34	*-59%*

MetroGAS' turnover fell by £42 million principally due to the peso devaluation. Excluding a one-off charge for doubtful debts (£8 million), MetroGAS reported an operating loss of £2 million (2001 £3 million profit). The charge for doubtful debts is offset by a released credit in Other activities (page 8).

Comgas' turnover increased by £24 million to £78 million and operating profit increased by £9 million to £7 million. The increase in turnover reflects a volume increase of 49% and pass through of gas cost increases, partially offset by the effect of the weaker Brazilian real.

Capital expenditure in the quarter was incurred mainly on the expansion of the Comgas distribution network.

First quarter business highlights

In the Philippines, First Gas Holdings Corporation, in which BG is a 40% partner, announced that it is actively pursuing integrated gas transmission, distribution and power generation businesses that will bring gas to various markets in the Calabarzon industrial corridor and in Metro Manila.

At Comgas over 5,300 new customers were connected in the first quarter, out of which 34 were industrial and 25 were new Natural Gas Vehicle stations. Planned sales to Independent Power Producers are still awaiting final resolution of the Brazilian Electrical Sector Revitalisation initiative.

Despite the impact of the harsh economic conditions in Argentina, MetroGAS' sales volumes decreased by only 3% compared to the first quarter of 2001. This was mainly due to the lower volume sold to industrial users. On 25 March, MetroGAS announced that it was suspending principal and interest payments on all of its financial indebtedness. These borrowings are non-recourse to BG Group. MetroGAS continues to renegotiate its licence with the Government.

POWER GENERATION

	First Quarter		
	2002	2001	
	£m	£m	
Turnover	**58**	65	*-11%*
Total operating profit	**36**	36	-
Capital expenditure	**16**	36	*-56%*

Total operating profit remained stable with lower turnover at Premier Power being matched by a reduction in costs. BG's share of operating profit in joint ventures and associated undertakings, including the Seabank and Santa Rita power stations, was in line with 2001.

Capital expenditure in 2002 was principally on the Premier Power CCGT project and the San Lorenzo project in the Philippines.

First quarter business highlights

BG has progressed the Barca Power project following discussions with the Tunisian Government in February. Invitations to tender have been issued for the engineering, procurement and construction contract and the project team is now in place. It is expected that the final agreements will be signed towards the end of 2002.

OTHER ACTIVITIES

Other activities comprise New Business development expenditure, certain corporate costs and activities relating to certain long-term gas contracts.

Other activities made a profit of £1 million in the quarter, compared to a loss of £8 million in the first quarter of 2001, the improvement being principally due to the release of corporate bad debt provisions relating to MetroGAS, mentioned above.

LEGAL NOTICE

These results include "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to meet the 2003 and 2006 targets, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which the BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed, (viii) fluctuations in exchange rates, in particular the US$:UK£ exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2001. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.

SUPPLEMENTARY INFORMATION

Definitions

In these results:

"bcf" means billion cubic feet;
"boe" means barrels of oil equivalent;
"boepd" means barrels of oil equivalent per day;
"bopd" means barrels of oil per day;
"CCGT" means combined cycle gas turbine;
"FEED" means front end engineering design;
"m" means million;
"mmboe" means million barrels of oil equivalent;
"mmcfd" means million cubic feet per day;
"mmcmd" means million cubic metres per day;
"mmscfd" means million standard cubic feet per day; and
"UKCS" means United Kingdom Continental Shelf.

CONSOLIDATED PROFIT AND LOSS ACCOUNT – FIRST QUARTER

	Notes	2002 Total £m	2002 Exceptional items £m	2002 Business performance £m	2001 Total £m	2001 Exceptional items £m	2001 Business performance £m
Turnover – excluding share of joint ventures	3	**669**	**-**	**669**	726	34	692
Operating costs		**(484)**	**-**	**(484)**	(502)	-	(502)
Group operating profit	3	**185**	**-**	**185**	224	34	190
Share of operating profits less losses in joint ventures and associated undertakings		**35**	**-**	**35**	42	-	42
Total operating profit	3	**220**	**-**	**220**	266	34	232
Profit/(loss) on disposal of subsidiary and associated undertakings and other fixed assets		**(3)**	**(3)**	**-**	21	21	-
Profit on ordinary activities		**217**	**(3)**	**220**	287	55	232
Net interest	5	**(20)**	**-**	**(20)**	(4)	17	(21)
Profit on ordinary activities before taxation		**197**	**(3)**	**200**	283	72	211
Tax on profit on ordinary activities	6	**(69)**	**-**	**(69)**	(96)	(21)	(75)
Profit on ordinary activities after taxation		**128**	**(3)**	**131**	187	51	136
Minority shareholders' interest		**2**	**-**	**2**	-	-	-
Earnings		**130**	**(3)**	**133**	187	51	136
Earnings per ordinary share (i)	7	**3.7p**	**(0.1)p**	**3.8p**	5.3p	1.4p	3.9p

i) There is no difference between basic and diluted earnings per ordinary share.

CONSOLIDATED BALANCE SHEET

	As at 31 Mar 2002 £m	As at 31 Dec 2001 £m
Fixed assets:		
Intangible assets	**935**	798
Tangible assets	**3,861**	3,707
Investments	**706**	663
	5,502	5,168
Current assets:		
Stocks	**108**	98
Debtors: amounts falling due within one year	**724**	616
Debtors: amounts falling due after one year	**118**	125
Investments	**53**	326
Cash at bank and in hand	**62**	92
	1,065	1,257
Creditors: amounts falling due within one year:		
Borrowings	**(429)**	(493)
Other creditors	**(1,004)**	(847)
	(1,433)	(1,340)
Net current liabilities	**(368)**	(83)
Total assets less current liabilities	**5,134**	5,085
Creditors: amounts falling due after more than one year:		
Borrowings	**(463)**	(463)
Other creditors	**(215)**	(228)
	(678)	(691)
Provisions for liabilities and charges	**(932)**	(864)
	3,524	3,530
CAPITAL AND RESERVES		
BG shareholders' funds	**3,475**	3,406
Minority shareholders' interest	**49**	124
	3,524	3,530

MOVEMENT IN BG SHAREHOLDERS' FUNDS – FIRST QUARTER

	£m
Profit for the financial period	**130**
Issue of shares	**1**
Currency translation adjustment	**(62)**
Net increase in BG shareholders' funds for the financial period	**69**
BG shareholders' funds as at 31 December 2001	**3,406**
BG shareholders' funds as at 31 March 2002	**3,475**

CONSOLIDATED CASH FLOW STATEMENT – FIRST QUARTER

	2002 £m	2001 £m
Total operating profit	220	266
Less: exceptional operating items	-	(34)
Total operating profit excluding exceptional items	220	232
Less: share of operating profit in joint ventures and associated undertakings	(35)	(42)
Group operating profit excluding exceptional items	185	190
Depreciation and amortisation	99	96
Provisions and other non-cash flow items	(1)	1
Working capital	(55)	(90)
Cash flow from normal operating activities	228	197
Net impact of demerger	-	(21)
Cash flow from operating activities	228	176
Dividends from joint ventures and associated undertakings	-	8
Returns on investments and servicing of finance (i)	(7)	(15)
Tax paid	(47)	(48)
Capital expenditure and investment (ii) (iii)	(426)	(199)
Proceeds from sales of assets (iv)	3	51
Management of liquid resources	272	71
Net cash flow before financing	23	44
Changes in share capital	1	-
Shares issued to minority interests	2	2
Net movements in gross borrowings	(55)	(71)
Net cash flow from financing activities	(52)	(69)
NET MOVEMENT IN CASH	(29)	(25)
Opening cash	92	64
Changing values of currency	(1)	3
CLOSING CASH (v)	62	42

i) Includes capitalised interest of £3 million (2001 £1 million).
ii) Includes loans to joint ventures and associated undertakings.
iii) In 2002, includes cash acquired of £57 million on the purchase of a subsidiary undertaking.
iv) Includes repayment of loans by joint ventures and associated undertakings.
v) Represents cash at bank and in hand of £62 million (2001 £44 million) offset by bank overdrafts of £nil (2001 £2 million).

RECONCILIATION OF NET BORROWINGS – FIRST QUARTER

	£m
Net borrowings as at 1 January 2002	(538)
Net decrease in cash in the period (i)	(29)
Cash inflow from the management of liquid resources	(272)
Cash outflow from change in gross borrowings	55
Foreign exchange	7
Net borrowings as at 31 March 2002	(777)

i) Includes £57 million cash increase on acquisition of subsidiary undertaking.

Net borrowings attributable to MetroGAS (including Gas Argentino), Comgas and Gujarat Gas are £446 million (1 January 2002 £452 million).

Notes

1. Basis of preparation

The financial information contained in this quarterly report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. BG's statutory accounts for the year ended 31 December 2001, which include the unqualified report of the auditors, have been filed with the Registrar of Companies. This results statement has been prepared on the basis of the accounting policies set out in those statutory accounts.

2. Exceptional items

First Quarter	2002 £m	2001 £m
Turnover: House of Lords judgment	-	34
Impact on operating profit	-	34
Profit/(loss) on disposal of fixed assets	(3)	21
Interest: House of Lords judgment	-	17
Impact on profit before tax	(3)	72
Tax impact of exceptional items	-	(21)
Impact on earnings	(3)	51

2001: House of Lords judgment

The House of Lords judgment in favour of the Central Area Transmission System (CATS) partners (BG 51.18%) in their dispute with Teesside Gas Transportation Limited (an Enron Corp. subsidiary) gave rise to income of £34 million (Exploration and Production) and £17 million interest receivable. The resulting tax impact was a £15 million charge, leading to a net £36 million increase in earnings.

2001: Partial disposal of investment

BG disposed of a 24.5% share in Phoenix Natural Gas Limited (Phoenix), the Northern Ireland natural gas distribution company. The sale reduced BG's interest in Phoenix to 51% and realised proceeds of £49 million resulting in a £21 million profit (Transmission and Distribution). The resulting tax impact was a £6 million charge.

3. Segmental analysis: excluding exceptional items

First Quarter	2002 £m	2001 £m
Turnover excluding share of joint ventures		
Exploration and Production (i)	**406**	394
Liquefied Natural Gas	**39**	26
Transmission and Distribution	**147**	160
Power Generation	**58**	65
Storage	**-**	20
Other activities	**26**	44
Less: intra-group sales	**(7)**	(17)
	669	692

	Group operating profit/(loss)		Share of operating profit in joint ventures and associated undertakings		Total operating profit/(loss)	
First Quarter	**2002 £m**	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Exploration and Production (i)	**175**	171	**-**	-	**175**	171
Liquefied Natural Gas	**(2)**	6	**6**	14	**4**	20
Transmission and Distribution	**(3)**	1	**7**	7	**4**	8
Power Generation	**14**	15	**22**	21	**36**	36
Storage	**n/a**	5	**n/a**	-	**n/a**	5
Other activities	**1**	(8)	**-**	-	**1**	(8)
	185	190	**35**	42	**220**	232

i) Exploration and Production's 2001 results are stated excluding an exceptional receipt of £34 million in respect of the House of Lords judgment in favour of the CATS partners (see note 2). Including this receipt, Exploration and Production's results would have been: turnover £428 million and total operating profit £205 million.

BG's share of turnover and operating profit in joint ventures for the first quarter was £45 million (2001 £45 million) and £19 million (2001 £18 million), respectively.

4. Exploration and production: operating and financial data

First Quarter	**2002**	2001	
Production volumes (mmboe)			
- oil	**5.1**	2.2	*+132%*
- liquids	**4.8**	4.4	*+9%*
- gas	**22.4**	20.6	*+9%*
- total	**32.3**	27.2	*+19%*
Volume of gas purchased for resale (mmboe)	**3.2**	5.2	*-38%*
Average realised oil price per barrel	**£14.85**	£19.02	*-22%*
	($21.24)	($27.89)	*-24%*
Average realised liquids price per barrel	**£6.20**	£9.41	*-34%*
	($8.87)	($13.79)	*-36%*
Average realised UK gas price per produced therm	**18.19p**	16.72p	*+9%*
Average realised International gas price per produced therm	**12.60p**	13.65p	*-8%*
Average realised gas price per produced therm	**15.68p**	15.50p	*+1%*
Average realised gas price per therm	**16.47p**	17.06p	*-3%*
Lifting costs per boe	**£0.98**	£0.91	*+8%*
	($1.41)	($1.34)	*+5%*
Operating expenditure per boe	**£2.00**	£1.79	*+12%*
	($2.86)	($2.62)	*+9%*
Development expenditure (£m)	**160**	114	*+40%*
Gross exploration expenditure (£m)			
- capitalised expenditure	**47**	9	*+422%*
- other expenditure	**17**	12	*+42%*
- gross expenditure	**64**	21	*+205%*

BG's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that a US$1.00 movement in the Brent price would have an impact on operating profit in 2002 of approximately £30 million.

5. Net interest

First Quarter		2002 £m	2001 £m
Net interest payable on net borrowings		**(10)**	(6)
Interest capitalised		**3**	1
		(7)	(5)
Unwinding of discount on provisions (i)		**(3)**	(4)
Unwinding of discount on deferred income		**(2)**	(2)
Net interest:	Group	**(12)**	(11)
	Joint ventures	**(6)**	(7)
	Associated undertakings	**(2)**	(3)
Total net interest: excluding exceptional items		**(20)**	(21)
Interest receivable on House of Lords judgment in favour of the CATS partners		**-**	17
Total net interest: including exceptional items		**(20)**	(4)

i) Relates to the unwinding of the discount on provisions in respect of decommissioning, included in the profit and loss account as a financial item within the net interest charge.

6. Taxation – first quarter

The taxation charge for the period before exceptional items was £69 million (2001 £75 million), representing an effective tax rate of 34.5% (2001 35%) and the taxation charge including exceptional items was £69 million (2001 £96 million), representing an effective tax rate of 35% (2001 34%).

7. Earnings per ordinary share

Reconciliation of earnings and earnings per share including and excluding exceptional items

First Quarter	**2002**		2001	
	£m	**pence**	£m	pence
Earnings	**130**	**3.7**	187	5.3
Exceptional income (i)	**-**	**-**	(51)	(1.4)
(Profit)/loss on disposals	**3**	**0.1**	(21)	(0.6)
Tax impact of above	**-**	**-**	21	0.6
Earnings – excluding exceptional items	**133**	**3.8**	136	3.9

Earnings and earnings per share before interest, tax, depreciation and amortisation – including and excluding exceptional items

First Quarter	**2002**		2001	
	£m	**pence**	£m	pence
Earnings	**130**	**3.7**	187	5.3
Minority interest	**(2)**	**(0.1)**	-	-
Tax	**69**	**1.9**	96	2.8
Interest	**20**	**0.6**	4	0.1
Depreciation and amortisation	**99**	**2.8**	96	2.8
EBITDA – including exceptional items	**316**	**8.9**	383	11.0
Exceptional income (i)	**-**	**-**	(34)	(1.0)
(Profit)/loss on disposals	**3**	**0.1**	(21)	(0.6)
EBITDA – excluding exceptional items	**319**	**9.0**	328	9.4

i) Relates to the House of Lords judgment in favour of the CATS partners.

Earnings per share calculations in 2002 are based on shares in issue and ranking for dividend of 3,529 million.

There is no difference between the figures presented above and diluted earnings per share.

8. Quarterly information: earnings and earnings per share

	2002 £m	2001 £m	**2002 pence**	2001 pence
First quarter				
- including exceptional items	**130**	187	**3.7**	5.3
- excluding exceptional items	**133**	136	**3.8**	3.9
Second quarter				
- including exceptional items		111		3.2
- excluding exceptional items		112		3.2
Third quarter				
- including exceptional items		102		2.9
- excluding exceptional items		102		2.9
Fourth quarter				
- including exceptional items		186		5.3
- excluding exceptional items		115		3.3
Full year				
- basic		586		16.7
- excluding exceptional items		465		13.3

BG shareholders' funds as at the period end

	2002 £m	2001 £m
First quarter	**3,475**	3,386
Second quarter		3,443
Third quarter		3,484
Fourth quarter		3,406

Enquiries

Enquiries relating to BG's results, business and financial position should be made to:

Investor Relations Department
BG Group plc
100 Thames Valley Park Drive
Reading
Berkshire
RG6 1PT

Tel: 0118 929 3025
e-mail: invrel@bg-group.com

General enquiries about shareholder matters should be made to:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Tel: 0870 600 3951

Financial Calendar

Payment of 2001 final dividend:	
Shareholders	**7 June 2002**
American depositary receipt holders	**17 June 2002**
Announcement of 2002 second quarter and half year results	**25 July 2002**

BG Group plc website: www.bg-group.com

Registered office
100 Thames Valley Park Drive, Reading, RG6 1PT
Registered in England No. 3690065